SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)


                        American Casino Enterprises, Inc.
                                (Name of Issuer)

                          Common Stock. $.01 par value
                         (Title of Class of Securities)

                                   025664-20-2
                                 (CUSIP Number)

                                Jack Becker, Esq.
                             Snow Becker Krauss P.C.
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                 October 7, 1996
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].



                                Page 1 of 4 pages

                       Exhibit Index is located on page 4


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                                  SCHEDULE 13D

CUSIP No. 025664-20-2                               Page 2 of 4 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

         Audrey K. Tassinari

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

3) SEC USE ONLY


4) SOURCE OF FUNDS
      00  (See Item 3)

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                  [ ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                  7)  SOLE VOTING POWER
                        1,397,570  (See Item 5)

NUMBER            8)  SHARED VOTING POWER
OF SHARES               None
BENEFICIALLY
OWNED BY          9)  SOLE DISPOSITIVE POWER
EACH                 1,397,570  (See Item 5)
REPORTING
PERSON            10) SHARED DISPOSITIVE POWER
WITH              None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,397,570 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           [X]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.0%

14) TYPE OF REPORTING PERSON
          IN


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                                                       Page 3 of 4 pages
Item  1.   Security and Issuer.

         This Statement relates to shares of Common Stock, par value $.01 per share (the "Shares"), of American Casino Enterprises, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6787 West Tropicana, Suite 200, Las Vegas, Nevada 89103.

Item 2.   Identity and Background.

         The Reporting Person is Audrey K. Tassinari. She is the Executive Vice President and a director of the Issuer. Her business address is 6787 West Tropicana, Suite 200, Las Vegas, Nevada 89103.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

         The Issuer granted to the Reporting Person, on October 7, 1996, pursuant to a stock option plan approved by the shareholders of the Issuer, options to purchase 250,000 Shares, exercisable until October 7, 2001 at an exercise price of $1.38 per Share, in lieu of the same number of options, cancelled on the same date, which were exercisable at $1.75 per Share until October 18, 2000. The grant of the stock options was without consideration, as an incentive to the Reporting Person to exert her utmost efforts on behalf of the Issuer.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired the stock options as an incentive to the Reporting Person to exert her utmost efforts on behalf of the Issuer. Absent any change in personal circumstances, the Reporting Person intends to maintain her equity position in the Issuer. The Reporting Person, however, intends to review on a continuing basis her investment in the Issuer and may, depending upon the Reporting Person's evaluation of her financial planning, upon the Issuer's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Issuer.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person may be deemed to beneficially own 1,397,570 Shares, representing approximately 9.0% of the outstanding Shares of the Issuer (based on 14,867,958 Shares of the Issuer reported to be outstanding as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended January 31, 1997). This beneficial ownership amount includes certain stock options. See Paragraph 5(b) below. The beneficial ownership amount excludes 2,168,991 Shares beneficially owned by the Reporting Person's husband, Ronald J. Tassinari, with respect to which the Reporting Person disclaims beneficial ownership, and excludes 44,000 unvested options.



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                                                  Page 4 of 4 pages

         (b) The Reporting Person has sole voting power over 1,397,570 Shares (including Shares underlying 688,000 options and excluding 44,000 Shares underlying options which are not exercisable until November 28, 1997). The Reporting Person has sole dispositive power over 1,397,570 Shares (including options to purchase 688,000 Shares). Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership as to 2,168,991 Shares beneficially owned by Ronald J. Tassinari, the Reporting Person's husband, and they are not included in the number stated on lines 7, 9 and 11 of the cover sheet.

         (c) The Reporting Person has not, in the past sixty days, engaged in any transactions involving Shares of the Issuer.

         (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person has no agreements or understandings with any person or entity respecting the securities of the Issuer, other than stock option agreements with the Issuer. The Reporting Person disclaims beneficial ownership as to 2,168,991 Shares beneficially owned by Ronald J. Tassinari, the Reporting Person's husband.

Item 7.  Material to be Filed as Exhibits.

         1) Stock Option Agreement between the Reporting Person and the Issuer, dated as of October 7, 1996.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 24, 1997


                                              /s/ Audrey K. Tassinari
                                              Audrey K. Tassinari



                                  EXHIBIT INDEX


         1) Stock Option Agreement between the Reporting Person and the Issuer, dated as of October 7, 1996.



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